October 17, 2019

Rohan Palekar
Chief Executive Officer
89bio, Inc.
535 Mission Street, 14th Floor
San Francisco, CA 94105

       Re: 89bio, Inc.
           Registration Statement on Form S-1
           Filed October 11, 2019
           File No. 333-234174

Dear Mr. Palekar:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 2, 2019 letter.

Registration Statement on Form S-1

Business
Our Solution
Severe Hypertriglyceridemia , page 115

1. We note your revised disclosure on page 115 regarding the peak sales of two third parties that sell products approved for the treatment of SHTG. Please revise to clarify that, even if BIO89-100 is approved by the FDA, there is no guarantee that you would earn revenues that are comparable to the revenues earned from the sale of other products and treatments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Rohan Palekar
89bio, Inc.
October 17, 2019
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Andi Carpenter at 202-551-3645 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameRohan Palekar                            Sincerely,
Comapany Name89bio, Inc.
                                                           Division of
Corporation Finance
October 17, 2019 Page 2                                    Office of Life
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